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SEC

16002075

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MAR 30 2016

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406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street
(No. and Street)

New York	**New York**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **(212) 897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AKB

OATH OR AFFIRMATION

I, Steven Ostrofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Kim R Crean

Notary Public

KIM R. CREAN
Notary Public, State of New York
Registration #01CR6306616
Qualified in Queens County
Commission Expires June 23, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

STATE ENT OF FINANCIAL CONDITION

DECE BER 31, 2015

MIDDLEGATE SECURITIES LTD.

Table of Contents

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Middlegate Securities Ltd.

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd., (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Middlegate Securities Ltd., as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

March 28, 2016

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

MIDDLEGATE SECURITIES LTD.

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 750,744
Securities owned, at fair value	15,206,253
Receivable from clearing broker, net	1,248,225
Due from stockholders	8,030,919
Prepaid expenses and other assets	181,428
Furniture, equipment and leasehold improvements less accumulated depreciation and amortization of $899,964	162,603
Restricted collateral deposit	63,807
Total Assets	$ 25,643,979
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing broker, net	$ 920,252
Securities sold, at fair value	9,828,052
Loan payable	250,000
Accrued expenses payable	505,818
Deferred rent payable	499,808
Income tax payable	70,323
Subordinated loans payable	1,500,000
Total Liabilities	13,574,253
Stockholders' Equity	
Common stock, no par value, 200 shares authorized 100 shares issued and outstanding	400,000
Retained earnings	11,669,726
Total Stockholders' Equity	12,069,726
Total Liabilities and Stockholders' Equity	$ 25,643,979

The accompanying notes are an integral part of this financial statement.

MIDDLEGATE SECURITIES LTD.
Notes to Financial Statement
December 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Middlegate Securities Ltd. (the "Company"), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through clearing broker-dealers on a fully disclosed basis. During 2015, the Company entered into a new clearing arrangement with a second broker-dealer, which clears its municipal and treasury securities transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities – The Company's securities owned and sold are stated at fair value (See Note 5).

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to each clearing broker on a fully disclosed basis. The Company has agreed to indemnify each clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing brokers, and the Company has a significant receivable from one clearing broker (See Note 4).

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

Due from stockholders includes significant concentrations (See Note 6).

Management does not expect any loss to result from any of its concentrations of credit risk.

At various times throughout the year ended December 31, 2015, the Company maintained balances with a major bank. The Company does not consider itself to be at risk with respect to its cash balances.

4. RECEIVABLE FROM/TO CLEARING BROKER

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2015, is a deposit of $100,000 required by NFS for operating the accounts.

During 2015, the Company entered into an agreement with Wedbush Securities Inc. to clear its municipal and treasury related transactions. There is a net balance due to the clearing broker due to securities purchased on margin. The payable balance is net of a clearing deposit in the amount of $200,000.

5. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

5. FAIR VALUE MEASUREMENTS (continued)

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly includes quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated with observable market data.
- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2015:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Corporate stock	$ -	$ 4,300	$ -	$ 4,300
Exempt securities	-	15,150,663	-	15,150,663
Corporate debt	-	50,468	822	51,290
Total	$ -	$ 15,205,431	$ 822	$ 15,206,253
Other asset	-	-	$ 111,100	$ 111,100
Securities sold, at fair value				
Exempt securities	$ (9,828,052)	$ -	$ -	$ (9,828,052)

5. FAIR VALUE MEASUREMENTS (continued)

The level 3 assets are valued at prices which takes into account the fact that they are highly illiquid. The fair value of level 2 municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy. The level 3 corporate debt is valued at a price which takes into account the fact that it is highly illiquid and that there was an offer for the security on December 31, 2014.

Corporate stocks are valued based on quoted prices, but are not actively traded, are categorized in level 2 of the fair value hierarchy.

The other asset, an investment in a private company (which is included in prepaid expenses and other assets on the Statement of Financial Condition), is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company also directly invest in this investment.

The following summarizes the quantitative information about level 3 fair value measurements as of December 31, 2015. Certain assets that are categorized within level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Level 3 Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Corporate bonds	$ 822	Market comparable	Broker quote	Stock value of the underlying company
Other asset	111,100	Utilization of recent funding	Built into most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 111,922			

6. RELATED PARTY TRANSACTIONS

Due from stockholders – The loans bear interest based on the Short Term Applicable Federal Rate, and have no definitive due date. For the year ended December 31, 2015, the effective annual interest rate was 0.25%.

Leases - See Note 8.

Subordinated loans and loans payable - See Note 12.

7. RETIREMENT PLAN

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The Company did not elect to make contributions to the plan for 2015.

8. COMMITMENTS AND CONTINGENCIES

Leases - In May 2014, the Company amended its New York City office lease, which previously was due to expire on May 31, 2016, to include additional space and extend the term until May 31, 2024. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

The original lease provided for rent abatement for the initial year of the lease term and required monthly payments of $20,280 through May 2011 and $22,360 from June 2011 through May 2016. The amended lease provides for a three-month rent abatement during 2014 and requires monthly payments of $23,336 through May 2015 increasing to $47,719 beginning June 2015 and continuing to increase each twelve month period to $63,089 beginning June 2023. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with U.S. GAAP, the minimum rental payments due over the original lease term are being amortized on a straight-line basis at $19,292 per month over 120 months. Starting in June 2014, the minimum rental payments due over the amended term of the lease term are being amortized on a straight-line basis at $51,678 per month over 120 months. Deferred rent payable reflected in the Statement of Financial Condition represents the unamortized portion of the amount generated by the straight-line procedure.

On June 1, 2015, the Company began subleasing a part of its office space under a sublease agreement expiring on May 30, 2024. The sublessee is required to pay the Company 25% of fixed rent, its proportionate share of real estate taxes and miscellaneous expenses which may be due to the landlord. In addition, the Company subleases a portion of the premises to an affiliate on an informal month-to-month basis. The sublease income was $48,000 for the year ended December 31, 2015.

8. COMMITMENTS AND CONTINGENCIES (continued)

Minimum annual rental commitments under non-cancelable leases are as follows at December 31, 2015:

Year ending December 31,		Amount		Sublease Income		Net Lease Commitments
2016	$	580,144	$	145,036	$	435,108
2017		593,198		148,300		444,898
2018		606,545		151,636		454,909
2019		632,971		158,243		474,728
2020		701,691		175,423		526,268
2021 and thereafter		2,516,677		629,169		1,887,508
	$	5,631,226	$	1,407,807	$	4,223,419

Litigation - The Company is a defendant to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there are no proceedings pending, or to the knowledge of management, threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

Employment agreements – In the ordinary course of business, the Company entered into employment agreements with some of its employees. Under the terms of the agreement, the Company agreed to pay base salary and advances on income earned for a period of 2 years and incentive bonus based on net income earned.

9. CURRENT AND DEFERRED TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets amount to $154,941, are related to unused excess charitable contributions, and the timing of the payment of commissions and are fully reserved for

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	736,488
Leasehold improvements		326,079
		1,062,567
Less: Accumulated depreciation and amortization		899,964
	$	162,603

Leasehold improvements include construction completed on the Company's new office space. The construction isstated at cost, which includes the cost of construction and other direct costs attributable to the construction. Depreciation on the leasehold improvements started upon completion of the project and when the office space was put into use during 2015. Furniture and fixtures include a trading desk constructed in the new office space.

11. REGULATORY REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii) of that rule. At December 31, 2015, the Company's net capital of approximately $3,500,000 exceeded minimum requirements by approximately $3,250,000.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

12. SUBORDINATED LOANS PAYABLE AND LOANS PAYABLE

During 2015, the Company entered into a subordinated loan agreement with two of its stockholders of $750,000 each. The loans mature on December 31, 2018. Interest of 4% per annum is payable at maturity.

In anticipation of a subordinated loan being approved by FINRA, a proposed lender has deposited $250,000 with the Company. Once approved by FINRA, the loan will carry an interest rate of 4% and will expire in March 2017.

In anticipation of FINRA approvals, two other lenders deposited a total of $750,000 in January 2016 which upon approval by FINRA will become subordinated loans of the Company.